September 10, 2015

Michael Clampitt

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Atlantic Capital Bancshares, Inc.
Registration Statement on Form S-4
Filed June 10, 2015, as amended on July 17, 2015, August 26, 2015, September 8, 2015 and September 10, 2015
File No. 333-204855

Dear Mr. Clampitt:

In accordance with Rule 461, I am writing this letter on behalf of Atlantic Capital Bancshares, Inc. (the “Company”) to request that the Securities and Exchange Commission declare the above-captioned registration statement effective at 12:00 p.m. on September 14, 2015, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	it is aware of its obligations under the Securities Act of 1933;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (404) 995-6050. Thank you for your time and attention.

<signature page follows>

Mr. Michael Clampitt

September 10, 2015

Very truly yours,

Atlantic Capital Bancshares, Inc.

By:	/s/ Douglas L. Williams
Douglas L. Williams
President and Chief Executive Officer

cc:	Adam P. Wheeler, Esq.,
Womble Carlyle Sandridge & Rice, LLP